UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-15525

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee and Plan Participants
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws, and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2024 and the Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information are the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act. In our opinion, the supplementary information in the accompanying schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
Costa Mesa, California
June 17, 2025

We have served as the Plan's auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee and Plan Participants
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “fnancial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moss Adams LLP
San Francisco, California
June 20, 2024

We have served as the Plan’s auditor from 2018 to 2024.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Plan's interest in Master Trust at fair value (Note 4)	$1,878,060,304	$1,646,624,386
Notes receivable from participants	18,446,870	16,485,518
Dividends and interest receivable	2,940	5,616
Contributions receivable	4,186,487	2,927,552
NET ASSETS AVAILABLE FOR BENEFITS	$1,900,696,601	$1,666,043,072

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2024	2023
Additions to net assets attributed to:
Plan's interest in Master Trust net investment income (Note 2)	$193,050,161	$196,845,438
Interest income on notes receivable from participants	1,310,177	918,863
Contributions:
Participant contributions	94,972,442	85,720,401
Company contributions, net of forfeitures	55,268,659	50,051,169
Rollover contributions	12,137,623	15,215,357
Total contributions	162,378,724	150,986,927
Total additions	356,739,062	348,751,228
Deductions from net assets attributed to:
Benefits paid to participants	120,554,243	104,730,318
Administrative expenses	1,531,290	1,026,891
Total deductions	122,085,533	105,757,209
Net increase in net assets available for benefits	234,653,529	242,994,019
Net assets available for benefits:
Beginning of year	1,666,043,072	1,423,049,053
End of year	$1,900,696,601	$1,666,043,072

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participation in the Plan is available to employees of Edwards Lifesciences Corporation (the “Company” or "Edwards") who have met certain eligibility requirements, as described below.

On September 3, 2024, the Company sold its Critical Care product group ("Critical Care") to Becton, Dickinson and Company ("BD"). As part of the transaction, Critical Care's employees located in the United States continued their employment with Edwards Lifesciences Corporation and are providing support to BD under a Transition Service Agreement. These employees are expected to transfer to BD in June 2025. Participants impacted by the sale have the option to (1) rollover their vested balances to BD's plan, (2) receive a distribution of their balance as described in the Payment of Benefits section below, or (3) leave their account balances in the Plan. Those participants with outstanding loans under the Plan will be required to rollover their balances to BD's plan for the loans to remain active. If the participant chooses not to rollover their balances to BD's plan, the participant will be required to repay any outstanding loans in accordance with the Plan regulations.

Eligibility

All regular, nonunion employees receiving United States sourced compensation are eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service, unless the employee is otherwise not eligible for participation under the Plan.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”). The Committee has authority, responsibility, and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are employees of the Company. Voya Institutional Trust Company (“Trustee”) serves as trustee and custodian of the Plan’s assets, and Voya Institutional Plan Services, LLC provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). Eligible participants may make pre-tax and/or Roth contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first 4% of the participant’s annual eligible compensation contributed to the Plan on a dollar-for-dollar basis, and the next 2% of the participant’s annual eligible compensation to the Plan on a 50% basis.

In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain IRC limitations. Certain employees are also eligible for transitional contributions related to the Company’s spin-off from Baxter International, as described more fully in the Plan document.

The Plan has an automatic enrollment feature whereby eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible pay. Participant contribution rates are automatically increased by 1% each year thereafter until they reach 6% of eligible pay. Employees may opt out of the automatic enrollment, stop contributions, or modify their contribution rate at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees and administrative expenses. Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their Plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant’s Company matching contributions plus actual earnings thereon is based on years of continuous service. Participants are vested 100% in Company matching contributions after three years of credited service. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Notes Receivable from Participants

Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The notes bear interest based on the applicable prime rate at the time of issuance plus 1%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants’ vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to (1) receive a lump-sum amount equal to the value of the participant’s vested account, (2) receive periodic installments, or (3) transfer the balance in the participant’s vested account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount. Vested accounts between $1,000 and $7,000 will be automatically distributed into an individual retirement account designated by the Committee if the participant does not elect within 90 days to (1) have such distribution paid directly to an eligible retirement plan specified by the participant or (2) receive the distribution directly in accordance with the Plan.

A participant may make withdrawals from the participant’s vested accounts (except as provided in the Plan document) if the participant is over age 59 ½, is fully vested, and has completed five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC.

Administrative Expenses

Substantially all costs and expenses incurred in the administration of the Plan are paid from the assets of the Plan.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Forfeitures may be used to offset future Company matching contributions. Forfeitures of $1,213,604 and $38,872 were used to offset Company matching contributions during 2024 and 2023, respectively. Forfeitures outstanding were $21,343 and $611,588 at December 31, 2024 and 2023, respectively. The forfeiture balance outstanding at December 31, 2023 was used to offset Company matching contributions in January 2024.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust (see Note 4) is recorded at the net asset value ("NAV") of the underlying investments within the Master Trust. The Master Trust’s assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities. These investments are stated at fair value.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Net appreciation (depreciation) in the Master Trust includes realized gains and losses on the sale of investments, and unrealized appreciation or depreciation. Interest and dividend income are recorded on an accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent participant loans are classified as deemed distributions based upon the terms of the Plan document.

Contributions

Employee and employer contributions are recorded in the period in which the employee contributions are withheld from compensation.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s share of the Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and a wrapped portfolio of fixed income instruments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

3.      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company prioritizes the inputs used to determine fair values in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.
Level 3 – Unobservable inputs that are not corroborated by market data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the Master Trust’s financial instruments which are measured at fair value on a recurring basis as of December 31, 2024 and 2023:

December 31, 2024

	Level 1	Level 2	Level 3	Total
Common stock	$351,300,340	$—	$—	$351,300,340
Mutual funds	670,027,278	—	—	670,027,278
U.S. government and other debt securities	1,177,794	98,784	—	1,276,578
Certificates of deposit	—	1,369,214	—	1,369,214
Money market funds	1,413,173	—	—	1,413,173
Subtotal	$1,023,918,585	$1,467,998	$—	$1,025,386,583
Cash				5,988,656
Common/collective trust funds measured at NAV (a)				877,940,044
Total (b)				$1,909,315,283

December 31, 2023

	Level 1	Level 2	Level 3	Total
Common stock	$378,058,101	$—	$—	$378,058,101
Mutual funds	546,379,659	—	—	546,379,659
U.S. government and other debt securities	1,013,685	265,072	—	1,278,757
Certificates of deposit	—	511,442	—	511,442
Subtotal	$925,451,445	$776,514	$—	$926,227,959
Cash and money market funds				6,877,256
Common/collective trust funds measured at NAV (a)				757,489,676
Total (b)				$1,690,594,891
 _______________________________________
(a)     In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(b)    The Plan's interests within the Master Trust (see Note 4) are leveled in the same manner as the Master Trust investment categories presented above.

Common stock, mutual fund, and money market investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded, and are categorized as Level 1.

U.S. government and other debt securities are valued at fair value based on quoted market prices, where available. If a quoted market price is not available, the fair value is determined using pricing models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, including reported trades and broker-dealer quotes on the same or similar securities, benchmark yields, credit spreads, prepayment and default projections based on historical data, and other observable inputs.

Certificates of deposit are measured at amortized cost, which approximates fair value, and are categorized as Level 2.

Cash consists of monies on deposit for transactions pending settlement.

Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. As of December 31, 2024, there were no unfunded commitments related to common/collective trust funds or money market funds. Investments in these funds can be redeemed by participants daily and, in general, do not have a redemption notification period. However, the Plan may be required to provide a one-year redemption notice to fully or partially liquidate its share in the funds. It is not probable that investments in these funds would be sold at amounts that differ materially from the NAV of the units held.

During the years ended December 31, 2024 and 2023, there were no transfers in or out of Levels 1 or 2 of the fair value hierarchy.

4. Investments

The Master Trust, administered by Voya Institutional Trust Company, holds the assets of the Plan and the Edwards Lifesciences (Puerto Rico) Corporation Retirement Savings Plan.

The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net investment income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information for the Trust as of December 31, 2024 and 2023 is as follows:

	Master Trust		Plan's Interest in Master Trust Assets
	2024	2023	2024	2023
Net assets held by Master Trust:
Common stock	$351,300,340	$378,058,101	$347,197,225	$370,811,905
Mutual funds	670,027,278	546,379,659	648,124,036	520,903,776
U.S. government and other debt securities	1,276,578	1,278,757	1,276,578	1,278,757
Common/collective trusts	877,940,044	757,489,676	872,691,422	746,241,254
Certificates of deposit	1,369,214	511,442	1,369,214	511,442
Cash and money market funds	7,401,829	6,877,256	7,401,829	6,877,252
Net assets held by Master Trust	1,909,315,283	1,690,594,891	1,878,060,304	1,646,624,386
Plus:
Accrued interest and dividends	2,940	5,618	2,940	5,616
Total	$1,909,318,223	$1,690,600,509	$1,878,063,244	$1,646,630,002

Net investment income from the Master Trust's investments for the years ended December 31, 2024 and 2023 is as follows:

	Years Ended December 31,
	2024	2023
Net appreciation in fair value	$157,419,254	$173,383,756
Dividend income	26,490,763	20,792,757
Interest income	12,341,399	7,292,546
Net investment income from the Master Trust	$196,251,416	$201,469,059

5. Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

6. Tax Status of the Plan

The Company has received a favorable determination letter from the Internal Revenue Service (“IRS”) on the Plan’s federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

7. Exempt Party-in-Interest Transactions

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others. At December 31, 2024 and 2023, the Plan, through its investment in the Master Trust, held shares of common stock of the Company, as follows:

	2024	2023
Shares of Edwards Lifesciences stock held by Plan	4,036,105	4,447,024
Value of Edwards Lifesciences stock held by Plan	$298,792,852	$339,085,583
Plan’s investment in Edwards Lifesciences stock as percentage of total net assets available for benefits	15.7%	20.4%

Plan assets include loans to participants. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2024 and 2023:

	2024	2023
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$1,900,696,601	$1,666,043,072
Deemed distributions	(666,338)	(728,544)
Net assets available for benefits per Form 5500	$1,900,030,263	$1,665,314,528

	2024	2023
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits prior to transfers per the financial statements	$234,653,529	$242,994,019
Changes in deemed distributions	62,206	(183,379)
Net income per Form 5500	$234,715,735	$242,810,640

9. Delinquent Participant Contributions

Certain participant contributions and loan repayments totaling $65,358 related to the 2023 Plan tax year were not remitted to the Plan within the timeframe prescribed by the Department of Labor. This was deemed to be a prohibited transaction in accordance with ERISA and the Internal Revenue Code. The Company corrected $44,567 of the prohibited transaction during 2023, including depositing the lost earnings and, relying on Prohibited Transaction Exemption 2002-51, contributing the amount of the excise tax to the Plan. The remaining amount was corrected in 2024 relying on Prohibited Transaction Exemption 2002-51, contributing the amount of the excise tax to the Plan.

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
EIN: 36-4316614, Plan #: 001
Schedule H – line 4a – Schedule of Delinquent Participant Contributions
As of December 31, 2024

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP[1]	Contributions Pending Corrections in VFCP[1]	Total Fully Corrected Under VFCP[1] and PTE[2] 2002-51
2023	$20,791	$—	$—	$—	$20,791

1                 Voluntary Fiduciary Correction Program
2             Prohibited Transaction Exemption

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
EIN: 36-4316614, Plan #: 001
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from 4.25% to 9.5%	—	$18,446,870

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN

June 17, 2025	By:	/s/ CHRISTINE Z. MCCAULEY
Christine Z. McCauley
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm